# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KNOT Offshore Partners LP, CIK 0001564180
CUSIP: Y48125101
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 2 Queen's Cross, Aberdeen, United Kingdom (X0), AB15 4YB
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0001574018
Persons authorized to receive notices and communications: Knutsen NYK Offshore TankersAS, Smedasundet 40, Postbox 2017, Haugesund, Norway (Q8), 5504, 47 5270 4000; Catherine S. Gallagher, Baker Botts L.L.P., 700 K Street N.W., Washington, District Of Columbia (DC), 20001, (202) 639-7700

## Reporting persons
- Knutsen NYK Offshore Tankers AS (CIK 0001574018): type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); member of a group; source of funds: other (OO); sole voting power 9,997,518; shared voting power 0; sole dispositive power 9,997,518; shared dispositive power 0; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * Knutsen NYK Offshore Tankers AS ("KNOT") is also the beneficial owner of the 1.83% general partner interest in KNOT Offshore Partners LP (the "Partnership"), 252,405 Class B Units representing limited partner interests in the Partnership ("Class B Units") and 208,333 Series A Convertible Preferred Units in the Partnership ("Series A Preferred Units"). One-eighth of the initial 673,080 Class B Units issued by the Partnership convert to common units representing limited partner interests in the Partnership ("Common Units") on a one-for-one basis for each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the Common Units that are at or above $0.52 per quarter until no further Class B Units exist. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
- NYK Holding (Europe) B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,997,518; sole dispositive power 0; shared dispositive power 9,997,518; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * KNOT is a joint venture between NYK Holding (Europe) B.V. ("NYK Europe") and TS Shipping Invest AS ("TSSI"), each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. Accordingly, each of NYK Europe and TSSI may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units beneficially held by KNOT and the 1.83% general partner interest held by the Partnership's general partner. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
- Nippon Yusen Kabushiki Kaisha: type of reporting person: other (OO); citizenship or place of organization: Japan (M0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,997,518; sole dispositive power 0; shared dispositive power 9,997,518; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * NYK Europe is a wholly owned subsidiary of Nippon Yusen Kabushiki Kaisha ("NYK"), a broadly owned Japanese public company. NYK may therefore be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units beneficially held by KNOT and the 1.83% general partner interest held by the Partnership's general partner. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
- TS Shipping Invest AS: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,997,518; sole dispositive power 0; shared dispositive power 9,997,518; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * KNOT is a joint venture between NYK Europe and TSSI, each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. Accordingly, each of NYK Europe and TSSI may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units beneficially held by KNOT and the 1.83% general partner interest held by the Partnership's general partner. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
- Seglem Holding AS: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,997,518; sole dispositive power 0; shared dispositive power 9,997,518; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * TSSI is a wholly owned subsidiary of Seglem Holding AS ("Seglem Holding"). Seglem Holding may therefore be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units beneficially held by KNOT and the 1.83% general partner interest held by the Partnership's general partner. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
- Seglem Trygve: type of reporting person: other (OO); citizenship or place of organization: Norway (Q8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,997,518; sole dispositive power 0; shared dispositive power 9,997,518; aggregate amount beneficially owned 9,997,518 (29.3% of the class)
  Comment: * Trygve Seglem owns 70% of the equity interests in Seglem Holding, with the remainder owned by members of his immediate family. Through his control of Seglem Holding and indirect control of TSSI, Mr. Seglem may be deemed to share beneficial ownership of the Common Units, Class B Units and Series A Preferred Units beneficially held by KNOT and the 1.83% general partner interest held by the Partnership's general partner. Included in the amount beneficially owned are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.
  
  ** Calculation of percentage based on a total of 34,064,602 Common Units outstanding as of November 6, 2025. In calculating the percentage beneficially owned, 245,895 Common Units were included in both the numerator and denominator, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: KNOT Offshore Partners LP
Address of issuer's principal executive offices: 2 Queen's Cross, Aberdeen, United Kingdom (X0), AB15 4YB
Comment:
Explanatory Note

The Reporting Persons named in Item 2 below are hereby jointly filing this amendment (the "Amendment") to the Schedule 13D filed with the U.S Securities and Exchange Commission (the "Commission") on August 22, 2016, as amended by Amendment No. 1 filed on March 31, 2017, Amendment No. 2 filed on November 20, 2018, Amendment No. 3 filed on September 24, 2021 and Amendment No. 4 filed on November 3, 2025 (as amended, the "Schedule 13D"), to report that, on March 19, 2026, discussions between Knutsen NYK Offshore Tankers AS, a Norway limited company ("KNOT"), and the Conflicts Committee of the Board of Directors of KNOT Offshore Partners LP, a Marshall Islands limited partnership (the "Partnership" or the "Issuer"), regarding the Proposal (as defined in Item 4) were terminated.

In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Exchange Act, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Amendment (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit E.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed by (i) KNOT, (ii) NYK Holding (Europe) B.V., a Netherlands company ("NYK Europe"), (iii) Nippon Yusen Kabushiki Kaisha, a Japanese corporation ("NYK"), (iv) TS Shipping Invest AS, a Norway limited company ("TSSI"), (v) Seglem Holding AS, a Norway limited company ("Seglem Holding") and (vi) Trygve Seglem, a citizen of Norway (collectively, the "Reporting Persons").

KNOT owns 100% of KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company and the general partner (the "General Partner") of KNOT Offshore Partners LP, a Marshall Islands limited partnership (the "Partnership" or the "Issuer"). KNOT is a joint venture between NYK Europe and TSSI, each of which owns a 50% interest and has the power to appoint half of the members of the board of directors of KNOT. NYK Europe is a wholly owned subsidiary of NYK, a broadly owned Japanese public company. TSSI is a wholly owned subsidiary of Seglem Holding, of which 70% is owned by Trygve Seglem with the remainder owned by members of his immediate family. Accordingly, each of NYK Europe, NYK, TSSI, Seglem Holding and Trygve Seglem may be deemed to share beneficial ownership of the common units representing limited partner interests in the Partnership ("Common Units"), Class B Units representing limited partner interests in the Partnership ("Class B Units") and Series A Convertible Preferred Units of the Partnership ("Series A Preferred Units") beneficially held by KNOT and the 1.83% general partner interest in the Partnership held by the General Partner.
Residence or business address: The principal business address of each of KNOT, TSSI, Seglem Holding and Trygve Seglem is Smedasundet 40, Postbox 2017, 5504 Haugesund, Norway. The principal business address of NYK Europe is Reykjavikweg 1 1118 LK Schiphol, the Netherlands. The principal business address of NYK is 3-2 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-0005, Japan.
Present principal occupation or employment: The principal business of KNOT is to own and operate shuttle tankers. The principal business of TSSI and Seglem Holding is as an investment and holding company. The principal business of NYK Europe is financial holdings. The principal business of NYK is international marine transportation, terminal and harbor transport, and shipping-related services. The name, business address, present principal occupation and citizenship of Trygve Seglem and of each director and executive officer of the entity Reporting Persons (the "Covered Persons") are set forth on Exhibit A to this Amendment, which is incorporated herein by reference.
Criminal convictions in the last five years: In the past five years, none of the Reporting Persons nor, to the best of their knowledge, any Covered Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: In the past five years, none of the Reporting Persons nor, to the best of their knowledge, any Covered Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Trygve Seglem is a citizen of Norway.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Issuance of Subordinated Units at IPO

In connection with the consummation of the Partnership's initial public offering ("IPO"), the Partnership acquired a 100% indirect ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which at the time of the IPO directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the shuttle tankers Recife Knutsen and Fortaleza Knutsen, (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the shuttle tankers Windsor Knutsen and Bodil Knutsen and all of their related charters, inventory and long-term debt. In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership ("Subordinated Units"), and 100% of the incentive distribution rights; (2) the General Partner, a wholly owned subsidiary of KNOT, continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through certain underwriters, 8,567,500 Common Units, representing a 49.0% limited partner interest in the Partnership.

Conversion of Subordinated Units

The Partnership's First Amended and Restated Agreement of Limited Partnership provided that the Subordinated Units owned by KNOT would convert into Common Units two business days after the Partnership met certain financial tests set forth in such agreement. These financial tests required the Partnership to have earned and paid a minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. On May 16, 2016, the Partnership paid the final distribution required to satisfy the financial tests. On May 18, 2016, the 8,567,500 Subordinated Units converted into Common Units on a one-for-one basis and KNOT became the beneficial owner of 8,567,500 additional Common Units.

Unit Repurchase Program

In August 2015, the Partnership's board of directors authorized a program for the Partnership to repurchase up to 666,667 Common Units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 Common Units. As of November 20, 2018, the General Partner had purchased 90,368 Common Units pursuant to the unit repurchase program at an average purchase price of $12.71 per unit. The funds used by the General Partner to purchase such Common Units were obtained through equity contribution and long term borrowings from KNOT, which KNOT funded with available cash generated by its operations. Because KNOT is the sole owner of the General Partner, the 90,368 Common Units purchased by the General Partner pursuant to the unit repurchase program are included in the Common Units reported in this Amendment as beneficially owned by KNOT.

Tortoise Preferred Transaction

On May 27, 2021, Tortoise Direct Opportunities Fund LP ("Tortoise") sold 208,333 of its Series A Preferred Units to KNOT and converted its remaining 208,334 Series A Preferred Units into 215,292 Common Units. KNOT paid approximately $4 million for the Series A Preferred Units using cash on hand.

IDR Exchange

On September 10, 2021, KNOT contributed all of the Incentive Distribution Rights (as defined in the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated June 30, 2017 (the "Previous Partnership Agreement")), in the Partnership held by KNOT (the "IDRs") in exchange for the issuance by the Partnership to KNOT of (i) 673,080 Common Units and (ii) 673,080 Class B Units pursuant to an Exchange Agreement among the Partnership, the Partnership's general partner and KNOT, dated September 7, 2021 (the "Exchange Agreement"), whereupon the IDRs were immediately cancelled and ceased to exist (collectively, the "IDR Exchange"). The Class B Units were a new class of limited partner interests and are not entitled to receive cash distributions in any quarter unless the Common Units receive a distribution of at least $0.52 for such quarter (the "Distribution Threshold"). When holders of Common Units receive a quarterly distribution at least equal to the Distribution Threshold, Class B unitholders are entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the Common Units that are equal to or above the Distribution Threshold, one-eighth of the Class B Units are converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units generally vote together with the Common Units as a single class.

As of September 30, 2025, a total of 420,675 of the Class B Units had been converted into Common Units. As a result, 252,405 out of the 673,080 Class B Units originally issued remained outstanding as of September 30, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 3 above is incorporated herein by reference.

KNOT acquired its Common Units (including any Common Units issuable upon conversion of the Class B Units and Series A Preferred Units) for investment purposes and (in the case of the original acquisition of the Subordinated Units) in order to effect the IPO. Each of the Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated February 20, 2013 (the "General Partner LLC Agreement"), KNOT has the right to designate the individuals that serve on the board of directors of the General Partner. The General Partner, in turn, has the right to appoint three of the seven directors of the Partnership. Through KNOT's right to appoint the board of directors of the General Partner and the General Partner's right to appoint three members of the board of directors of the Partnership (the "Board"), KNOT and, indirectly, the other Reporting Persons, have the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Persons' investment.

Proposal

The information contained in the Explanatory Note above is incorporated herein by reference.

As previously reported, on October 31, 2025, KNOT submitted a non-binding offer letter (the "Proposal") to the Board to acquire all of the issued and outstanding Common Units that are not already beneficially owned by KNOT in exchange for cash. The Conflicts Committee of the Board and its independent advisors reviewed the Proposal and had several discussions with KNOT over the previous months regarding the Proposal. Following such discussions, the parties have determined that they will not be able to reach an agreement as to the transaction contemplated by the Proposal and have therefore terminated discussions regarding the Proposal.

The Reporting Persons continuously evaluate their investment in the Issuer and its subsidiaries and, depending on various factors including, but not limited to, the price of the Common Units, the terms and conditions of available transactions, prevailing market conditions and such other considerations as the Reporting Persons deem relevant may, at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Common Units and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its subsidiaries on the open market, in privately negotiated transactions, directly from or to the Issuer, upon the exercise or conversion of securities convertible into or exercisable or exchangeable for other securities or otherwise. Any such acquisition, disposition or other transaction could be effectuated through open market purchases, tender or exchange offers, exercise of the limited call right contained in the Partnership Agreement, negotiated merger transactions, privately negotiated transactions, sale transactions or otherwise.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Common Units beneficially owned by each Reporting Person (on the basis of a total of 34,064,602 Common Units outstanding as of November 6, 2025) are as follows:

Knutsen NYK Offshore Tankers AS
Amount beneficially owned: 9,997,518 Percentage: 29.3%

NYK Holding (Europe) B.V.
Amount beneficially owned: 9,997,518 Percentage:29.3%

Nippon Yusen Kabushiki Kaisha
Amount beneficially owned: 9,997,518 Percentage:29.3%

TS Shipping Invest AS
Amount beneficially owned: 9,997,518 Percentage:29.3%

Seglem Holding AS
Amount beneficially owned: 9,997,518 Percentage:29.3%

Trygve Seglem
Amount beneficially owned: 9,997,518 Percentage:29.3%

Included in the amount beneficially owned for each Reporting Person are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025. In calculating the percentage beneficially owned, these Common Units were included in both the numerator and denominator.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Common Units beneficially owned by each Reporting Person (on the basis of a total of 34,064,602 Common Units outstanding as of November 6, 2025) are as follows:

Knutsen NYK Offshore Tankers AS
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 9,997,518
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 9,997,518
iv. Shared power to dispose or to direct the disposition of: 0

NYK Holding (Europe) B.V.
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,997,518
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,997,518

Nippon Yusen Kabushiki Kaisha
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,997,518
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,997,518

TS Shipping Invest AS
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,997,518
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,997,518

Seglem Holding AS
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,997,518
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,997,518

Trygve Seglem
Number of Common Units to which the Reporting Person has:
i.Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,997,518
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,997,518

Included in the amount beneficially owned for each Reporting Person are 245,895 Common Units, which represent the Common Units into which the 208,333 Series A Preferred Units beneficially owned were convertible at September 30, 2025. In calculating the percentage beneficially owned, these Common Units were included in both the numerator and denominator.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, the Covered Persons, has effected any transactions in the Common Units during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 2 and 3 above is incorporated herein by reference.

Partnership Agreement

In connection with the IDR Exchange, the Partnership amended the Previous Partnership Agreement and entered into a Fourth Amended and Restated Agreement of Limited Partnership, effective as of September 10, 2021 (the "Partnership Agreement"), which is filed as Exhibit 3.2 to the Partnership's Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021.

General Partner's Right to Appoint Directors

The Partnership's board of directors consists of seven members, three of which are appointed by the General Partner ("Appointed Directors") and four of which are elected by holders of the Common Units and Class B Units ("Elected Directors"). Appointed Directors serve as directors for terms determined by General Partner. Elected Directors are divided into four classes serving staggered four-year terms. Whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, will have the right to replace one of the Appointed Directors with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid.

Voting Restrictions

The Partnership Agreement provides that holders of the Common Units and Class B Units who are residents of Norway (including KNOT) are not eligible to vote in the election of Elected Directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The General Partner, its affiliates (including KNOT) and persons who acquire Common Units and Class B Units with the prior approval of the board of directors are not subject to the 4.9% limitation except with respect to voting their Common Units and Class B Units in the election of the Elected Directors.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including KNOT) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, KNOT has the right to designate the individuals that serve on the board of directors of the General Partner.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Partnership's Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021, which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership's Registration Statement on Form F-1, filed with the Commission on February 28, 2013 (File No. 333-186947), which is incorporated by reference herein in its entirety. References to, and descriptions of, the Exchange Agreement as set forth in this Amendment are qualified in their entirety by reference to Exhibit D to this Amendment, which is incorporated by reference herein in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Directors and Executive Officers of the Reporting Persons.

Exhibit B Fourth Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP (filed as Exhibit 3.2 to the Partnership's Registration Statement on Form 8-A/A filed with the Commission on September 10, 2021 and incorporated by reference herein in its entirety).

Exhibit C Limited Liability Company Agreement of KNOT Offshore Partners GP LLC (filed as Exhibit 3.4 to the Partnership's Registration Statement on Form F-1, filed with the Commission on February 28, 2013 (File No. 333-186947) and incorporated by reference herein in its entirety).

Exhibit D Exchange Agreement, dated September 7, 2021, between KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC and Knutsen NYK Offshore Tankers AS (filed as Exhibit 4.1 to the Partnership's Form 6-K, filed with the Commission on September 7, 2021 (File No. 005-87436) and incorporated by reference herein in its entirety).

Exhibit E Joint Filing Agreement, dated March 20, 2026.

## Signatures
- Knutsen NYK Offshore Tankers AS: /s/ Trygve Seglem, Trygve Seglem / President and Chief Executive Officer (03/20/2026)
- NYK Holding (Europe) B.V.: /s/ Kotaro Okuni, Kotaro Okuni / Director (03/20/2026)
- Nippon Yusen Kabushiki Kaisha: /s/ Hironobu Watanabe, Hironobu Watanabe / Managing Executive Officer (03/20/2026)
- TS Shipping Invest AS: /s/ Trygve Seglem, Trygve Seglem / President and Chief Executive Officer (03/20/2026)
- Seglem Holding AS: /s/ Trygve Seglem, Trygve Seglem / Chairman, President and Chief Executive Officer (03/20/2026)
- Seglem Trygve: /s/ Trygve Seglem, Trygve Seglem (03/20/2026)